Exhibit 8.1

List of significant subsidiaries of ReNew Global Energy Plc as of March 31, 2026

SI No.	Name	Jurisdiction of incorporation
1	ReNew Private Limited	India
2	ReNew Energy Markets Private Limited	India
3	ReNew Photovoltaics Private limited	India
4	ReNew Surya Roshni Private Limited	India
5	3E NV	Belgium
6	India Clean Energy Holdings	Mauritius
7	Diamond II Limited	Mauritius